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SEC FILE NUMBER
8-70916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fidelity & Guaranty Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Grand Avenue, Suite 2600
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Olson	515-553-9530	tom.olson@fglife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Olson, Chief Executive Officer , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fidelity & Guaranty Securities, LLC , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Tom Olson

Title:

Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Affirmation Pursuant to Rule 17a-5(e)(2)

I, Tom Olson, Chief Executive Officer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fidelity & Guaranty Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Fidelity & Guaranty Securities, LLC ("FGSL") is a limited purpose registered broker dealer. FGSL's sole business is to act as wholesaler and distributor of registered index-linked annuities ("RILAs") issued by its affiliated insurance company. As such, pursuant to 17C.F.R. 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17C.F.R.240.17a-5(d)(1)(i)(C).

Signature: *Tom Olson*
Title: Chief Executive Officer
Date: 27/02/26

F&G ANNUITIES & LIFE, INC.

FORM X-17A-5

TABLE OF CONTENTS

Page

Financial Statements

Statement of Financial Condition   1
Statement of Income   2
Statement of Changes in Member's Equity   3
Statement of Cash Flows   4
Notes to Financial Statements   5

Supplemental Schedules   9

Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange
Commission   10
Schedule II and III Computation for Determination of Reserves Requirements and Information
for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and
Exchange Commission   11
Exemption Report Pursuant to Exchange Act 17a-5(d)(4)   12

Fidelity & Guaranty Securities, LLC

Statement of Financial Condition

As of December 31, 2025

Assets		
Cash	$	3,614,601
Prepaid expenses		48,988
Total assets	$	3,663,589
Liabilities and member's equity		
Amounts due to affiliate	$	440,869
Accrued expenses		15,906
Total liabilities	$	456,775
Member's equity		3,206,814
Total liabilities and member's equity	$	3,663,589

See accompanying Notes to Financial Statements

Fidelity & Guaranty Securities, LLC

Statement of Income

For the year ended December 31, 2025

Revenues

Service revenue	$	2,272,296
Commission Revenue		2,495,371
Interest Revenue		111,185
Total revenue		4,878,852

Expenses

Commission Expense	2,495,371
Compensation and Benefits	1,372,826
Promotional Fees	468,022
Travel and Entertainment	320,584
Professional Fees	116,156
Regulatory Fees	51,778
Technology Fees	37,921
Other Operating Expenses	16.194
Total expenses	4,878,852

Net income	$	—

See accompanying Notes to Financial Statements

Fidelity & Guaranty Securities, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

Member's Equity		
Balance at January 1, 2025	$	3,206,814
Net income		—
Balance at December 31, 2025	$	3,206,814

See accompanying Notes to Financial Statements

Fidelity & Guaranty Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2025

Operating activities

Net income	$	—
Adjustments to reconcile net income to net cash provided by operating activities		
Change in:		
Amounts due to affiliate		(1,447)
Prepaid expenses		(14,259)
Accrued expenses		13,206
Net cash used in operating activities		(2,500)
Net decrease in cash		(2,500)
Cash at beginning of period		3,617,101
Cash at end of period	$	3,614,601

See accompanying Notes to Financial Statements

Fidelity & Guaranty Securities, LLC
Notes to Financial Statements
For the year ended December 31, 2025

1. Summary of Significant Accounting Policies

Organization

Fidelity & Guaranty Securities, LLC (FGSL or the Company) is a wholly owned subsidiary of Fidelity & Guaranty Life Insurance Company (FGLIC). FGLIC is an indirect wholly owned subsidiary of F&G Annuities & Life, Inc (FGAL), a Delaware company. FGAL is a direct majority-owned subsidiary of Fidelity National Financial, Inc.(FNF), which owns approximately 70% of the common stock of FGAL with the remaining shares being held by individual shareholders.

The Company serves as a principal underwriter/distributor for registered insurance and annuity products of FGLIC. FGSL is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was approved as a broker-dealer on March 30, 2023.

Basis of Presentation

The accompanying financial statement are prepared in accordance with United States of America generally accepted accounting principles (GAAP). Certain GAAP policies, which are summarized below, significantly affect the determination of financial position, results of operations and cash flows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds. The Company did not possess any cash equivalents as of December 31, 2025. The Company’s cash is held at a US bank with a balance that is higher than the FDIC insured amount of $250k.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may

be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Services Revenue:
Under the Underwriting and Services Agreement between FGSL and FGLIC (See Footnote 4), FGLIC compensates FGSL as underwriter and distributor of certain FGLIC contracts for all of FGSL's expenses, both direct and indirect, associated with the contracts. Service revenue is recognized over time as FGSL recognizes compensated expenses.

Commissions Revenue
The Company earns point-of-sale commissions revenue from the distribution of registered annuity products under an underwriting and distribution agreement with FGLIC (See footnote 4). Revenue is earned by the Company when the contract is sold. Commissions revenue is calculated as a percentage of premium and recorded monthly. Amounts due from affiliate are settled within the month they are earned. As of December 31, 2025, there are no commission amounts due from FGLIC.

Commissions Expense

Commissions expense to third-party broker dealers is recognized at issuance of the registered contracts. Amounts due are paid at the time of issuance of the contract by FGLIC on behalf of the Company. At December 31, 2025, there are no commissions payable.

Operating Expenses

Operating expenses, such as compensation and benefits and professional fees, are related to operating activities of the Company and are intended to keep the entity in its good standing. These are expensed in the period to which they relate.

Income Taxes

The Company is organized as a limited liability company, disregarded entity for tax purposes, as such, is not subject to US federal and state income taxes; therefore, makes no provision for income taxes. The taxable income or loss of the Company is included in the income tax return of its member.

2. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act (SEA) of 1934, the Company is required to maintain a minimum amount of net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000 and its ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had aggregate indebtedness of $456,775 and net capital of $3,157,826, which was $3,127,374 in excess of its required net capital of $30,452. The ratio of

aggregate indebtedness to net capital was .14 to 1. Capital withdrawals are subject to certain notification and other provisions of the net capital rules.

Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R§240.17a-5 because the Company limits its business activities exclusively to acting as wholesaler and distributor of registered index-linked annuities ("RILAs") issued by its affiliated insurance company and the Company: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3), the Company has no obligations under Rule 15c3-3.

3. **Fair Value**

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value according to the following:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, prepaid assets, and accrued expenses. The carrying values of these financial instruments approximate fair value because of their short-term nature and are classified as Level 1, as of December 31, 2025.

4. **Related Party Matters**

The Company has an expense sharing agreement with Fidelity & Guaranty Life Business Services, Inc. (FGBS), an affiliate of the Company. Under the terms of the agreement, FGBS provides the Company various support services including personnel, facilities, promotion, and technology. Costs are allocated to FGSL on a reasonable and consistently applied basis. FGBS may also act as paying agent for direct costs of FGSL. Amounts payable to FGBS arising from this agreement are settled monthly.

For the period ended December 31, 2025, FGBS charged the Company $2,383,481 for support services. These costs are included within the compensation and benefits, promotional fees, technology fees, other

operating expenses expense lines on the Statement of Income. At December 31, 2025, the Company has an outstanding payable of $186,906 to FGBS.

The Company has entered into an Underwriting and Services Agreement with FGLIC, under which FGLIC grants FGSL (the "Underwriter") the exclusive right, to serve as underwriter on an agency basis for the offering of certain FGLIC contracts. Under the agreement, FGSL earns commissions revenue from FGLIC at the time of issuance of the registered contracts. In addition, FGLIC compensates FGSL as underwriter and distributor of the contracts for all of FGSL's expenses, both direct and indirect, associated with the contracts. The reimbursement of the direct and indirect expenses paid by FGBS is recorded as Service revenue on the Statement of Income. Amounts due from FGLIC are settled monthly.

Service revenue totaling $2,272,296 and Commission revenue totaling $2,495,371 was earned by the Company in the current period. At December 31, 2025, the Company has an outstanding payable of $253,963 to FGLIC, which represents a prefunding of expected compensated expenses for the coming month.

5. **Commitments and Contingencies**

The Company may be subject to legal and regulatory actions in the ordinary course of its business. As of December 31, 2025, the Company has no known legal or regulatory actions outstanding. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. **Segment Information**

FGSL has one reporting segment, which reflects the manner by which our chief operating decision maker ("CODM"), the Chief Executive Officer of FGSL, views and manages the business. The description of the types of products and services from which the reportable segment derives its revenue as well as the accounting policies of the reportable segment are the same as those described in Note 1 "Summary of Significant Accounting Policies." FGSL's CODM uses the net earnings as reported on the Statement of Income to evaluate FGSL's results and measure profitability and performance. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

7. **Subsequent Events**

The Company has evaluated subsequent events through February 27, 2026, the date these financial statements were available to be issued. There have been no subsequent events that would rise to the level of having a material impact on the financials.

Supplemental Schedules

Fidelity & Guaranty Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

Total Member's equity from statement of financial condition	$	3,206,814
Deductions and/or charges:		
Prepaid expenses		48,988
Total non-allowable assets from statement of financial condition		
Net Capital	$	3,157,826
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	30,452
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		30,452
Excess net capital (net capital less net capital requirement)		3,127,374
Net Capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirements	$	3,112,149
Computation of aggregate indebtedness		
Amounts due to affiliate		440,869
Accrued expenses		15,906
Total FG liabilities from statement of financial condition		456,775
Total aggregate indebtedness	$	456,775
Percentage of A.I. to net capital		14.46 %

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited FOCUS report Part IIA of form X-17A-5 as of December 31, 2025.

Fidelity & Guaranty Securities, LLC

Schedule II and III

Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to 15c3-3 of the Securities and Exchange Commission

As of December 31, 2025

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year without exception

Fidelity & Guaranty Securities, LLC

Exemption Report

Fidelity & Guaranty Securities, LLC (the "Company") (SEC file number 8-70916) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report because the Company's business activities as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to acting as principal underwriter and distributor of registered index-linked annuities ("RILAs"), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Fidelity & Guaranty Securities, LLC

I, Thomas Olson, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

Tom Olson
_____

Thomas Olson
Chief Executive Officer
Fidelity & Guaranty Securities, LLC

February 27, 2026

Broker Dealer FGSL 12.31 Final for signatures

Final Audit Report   2026-02-27

Created:	2026-02-27
By:	Olga Rip (olga.rip@oysterllc.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAHkE_z-SAHXS4qFT640jsROSNIJ_303TS

"Broker Dealer FGSL 12.31 Final for signatures" History

Document created by Olga Rip (olga.rip@oysterllc.com)
2026-02-27 - 4:27:58 PM GMT

Document emailed to Thomas Olson (tom.olson@fglife.com) for signature
2026-02-27 - 4:28:05 PM GMT

Email viewed by Thomas Olson (tom.olson@fglife.com)
2026-02-27 - 6:24:55 PM GMT

Document e-signed by Thomas Olson (tom.olson@fglife.com)
Signature Date: 2026-02-27 - 6:32:40 PM GMT - Time Source: server

Agreement completed.
2026-02-27 - 6:32:40 PM GMT